UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Shell first quarter 2022 update note

The following is an update to the first quarter 2022 outlook. Impacts presented may vary from the actual results and are subject to finalisation of the first quarter 2022 results, published on May 5, 2022. Unless otherwise indicated, all outlook statements exclude identified items.

The prevailing volatility in commodity prices has led to larger ranges in the financial guidance for the quarter. Adjusted Earnings and Adjusted EBITDA updates are provided at a segment level while the CFFO update is provided at a Shell Group level.

This update note follows the 2021 segmentation to enable comparison with the fourth quarter 2021 results. From the first quarter results publication onwards we will align our reporting segments with our Powering Progress strategy and provide additional transparency in our Growth pillar. The Renewables & Energy Solutions business will be reported separately from Integrated Gas. Oil Products and Chemicals will be reorganised into two segments – Marketing and Chemicals & Products. The Shales assets in Canada will be reported as part of the Integrated Gas segment instead of the Upstream segment. There is no impact on a Shell Group level.

For the first quarter 2022 results, the post-tax impact from impairment of non-current assets and additional charges (e.g. write-downs of receivable, expected credit losses, and onerous contracts) relating to Russia activities are expected to be $4 to $5 billion. These charges are expected to be identified and therefore will not impact Adjusted Earnings. Details of the accounting treatment and impact of ongoing developments will be provided at the first quarter 2022 results announcement.

Integrated Gas (including Renewables and Energy Solutions)

Adjusted EBITDA

  Production is expected to be between 860 and 910 thousand barrels of oil equivalent per day (kboe/d) driven by maintenance activities, including the planned turnaround of one of the trains at Pearl GTL. The outlook includes ~ 50 kboe/d for the Canadian Shales assets.
  LNG liquefaction volumes are expected to be between 7.7 and 8.3 million tonnes.
  Trading and optimisation results for Integrated Gas (including Renewables and Energy Solutions) are expected to be higher compared to the fourth quarter 2021.
  Underlying Opex, for Integrated Gas (including Renewables and Energy Solutions) is expected to be between $1.7 and $1.9 billion.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $1.2 and $1.4 billion.
  Taxation charge is expected to be between $700 and $1,100 million.
  Renewables and Energy Solutions segment results, which until now have been included in the Integrated Gas results, will be separately disclosed from the first quarter 2022 results announcement. Of the total Integrated Gas (including Renewables and Energy Solutions) Adjusted Earnings, Renewables and Energy Solutions contribution is expected to be between $100 and $600 million.

Upstream

Adjusted EBITDA

  Production is expected to be between 1,900 and 2,050 thousand barrels of oil equivalent per day. The outlook reflects a reduction of ~50 kboe/d related to the transfer of Canada Shales assets to Integrated Gas.
  Underlying Opex is expected to be between $2.3 and $2.7 billion.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $2.8 and $3.1 billion.
  Taxation charge is expected to be between $2.8 and $3.3 billion.

Oil Products

Adjusted EBITDA

Marketing

  Marketing results are expected to be in line with the fourth quarter 2021.
  Underlying Opex is expected to be between $1.8 and $2.0 billion.
  Sales volumes are expected to be between 2,200 and 2,600 thousand barrels per day.

Products (Refining & Trading)

  Trading & Optimisation results are expected to be significantly higher than the fourth quarter 2021.
  The indicative refining margin is around $10.23/bbl, compared to $6.55/bbl in the fourth quarter 2021.
  Refinery utilisation is expected to be between 70% and 74%, better than the fourth quarter 2021 due to lower turnaround events.
  Underlying Opex is expected to be between $1.6 and $2.0 billion.
  Sales volumes are expected to be between 1,500 and 2,300 thousand barrels per day.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $700 and $900 million of which approximately 50% for Marketing and 50% for Refining & Trading.
  Taxation charge is expected to be between $400 and $700 million of which approximately 20-30% for Marketing and 70-80% for Refining & Trading.
  As part of the ongoing re-segmentation efforts, the pipeline business is being transferred from Marketing to the Refining & Trading sub-segment as of the first quarter 2022.The pipelines business had earnings of approximately $150 million in the fourth quarter 2021. There is no impact on overall Oil Products Adjusted Earnings.

Chemicals

Adjusted EBITDA

  Chemicals margins are expected to be in line with the fourth quarter 2021 due to weaker unit margins from higher feedstock and utility costs offset by higher utilisation.
  Chemical sales volumes are expected to be between 3,100 and 3,600 thousand tonnes.
  Chemicals manufacturing plant utilisation is expected to be between 78% and 82%, better than the fourth quarter 2021 due to lower turnaround events.
  Underlying Opex is expected to be between $800 and $1,000 million.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $250 and $300 million.
  Taxation charge is expected to be a credit of up to $100 million.
  Adjusted Earnings are expected to be in line with fourth quarter 2021 due to higher feedstock and utility costs offset by higher utilisation.

Corporate

  Corporate segment Adjusted Earnings are expected to be a net expense of $450 to $650 million for the fourth quarter. This excludes the impact of currency exchange rate effects.

Shell Group

CFFO

  Tax paid is expected to be between $1.8 and $2.3 billion.
  CFFO is expected to be negatively impacted by very significant working capital outflows as price increases impacting inventory have led to a cash outflow of around $7 billion. Reflecting the unprecedented volatility in commodity prices prevailing up to the end of the quarter, material additional movements could be seen in CFFO from margining effects on derivatives, changes in inventory volumes and in accounts payable and receivables.

Full-year price and margin sensitivities

The Adjusted Earnings and CFFO price and margin sensitivities are indicative and subject to change. These are in relation to the full-year results and exclude short-term impacts from working capital movements, production seasonality, cost-of-sales adjustments and derivatives. Sensitivity accuracy is subject to trading and optimisation performance, including short-term opportunities, depending on market conditions. These sensitivities are reviewed and updated annually.

Marker sensitivity	Adjusted Earnings $ million	CFFO $ million
Integrated Gas
+$10/bbl Brent	1,000	1,000
+$10/bbl Japan Customs-cleared Crude - 3 months	1,100	1,200
Upstream
+$10/bbl Brent	2,500	3,000
+$1/mmbtu Henry Hub	250	325
+$1/mmbtu EU TTF	150	150
Refining
+$1/bbl indicative refining margin	425	—

Indicative refining margin

The indicative margin is an approximation of Shell’s global gross refining unit margin, calculated using price markers from third parties’ databases. It is based on a simplified crude and product yield profile at a nominal level of refining performance. The actual margins realised by Shell may vary due to factors including specific local market effects, refinery maintenance, crude diet optimisation, operating decisions and product demand.

Gross refining unit margin is defined as the hydrocarbon margin net of purchased/sold utilities, additives and relevant freight costs, divided by crude and feedstock intake in barrels. It is only applicable to the impact of market pricing on refining business performance, excluding trading margin.

Actual historical indicative margins based on the 2021 indicative margin formula are available on the Refining & Trading page in the Quarterly Data Book.

Q1 2022: $10.23/bbl

Q4 2021: $6.55/bbl

Q3 2021: $5.70/bbl

Q2 2021: $4.17/bbl

Q1 2021: $2.65/bbl

The formula provided will be reviewed quarterly and typically updated annually, reflecting any changes in our refining portfolio.

UPDATED Calculation formula ($/bbl) - note that brackets indicate a negative sign
Brent*(29.0%) + MSW*(11.5%) + LLS*(16.0%) + Dubai*(33.5%) + Urals CIF EU*(7.5%) + NWE Naphtha (RDAM FOB Barge)*9.5% + NWE Mogas premium unleaded*13.0% + NWE Kero*12.0% + NWE AGO*27% + NWE Benzene*1% + Sing Fueloil 380 cst*7.5% + USGC Normal Butane*3.5% + USGC LS No 2 Gasoil*8.0% + USGC Natural Gas*(2.0%) +TTF Natural Gas*(1%)+ USGC CBOB*14.5% + RINS*(22.0%) + NWE Propylene Platts*1% – $0.92/bbl

Urals CIF EU benchmark weighting has reduced from 13% to 7.5% following the decision to stop buying Russian crude on the spot market. Shell has not renewed longer-term contracts for Russian oil, and will only do so under explicit government direction, but we are legally obliged to take delivery of crude bought under contracts that were signed before the invasion. The current volatile state of oil markets and the ongoing efforts to reduce term volumes of Russian sourced feedstock, may mean this formula will be updated on quarterly basis in 2022.

Consensus

The consensus collection for quarterly Adjusted Earnings, Adjusted EBITDA according to the 2021 segmentation and CFFO & CFFO excluding working capital movements at a Shell group level, managed by Vara research, will be published on 28 April 2022. Second quarter 2022 consensus will be collected in July based on the revised (2022) segmentation.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4355

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement , including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, April 7, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s net carbon footprint

Also, in this announcement we may refer to Shell’s “Net Carbon Footprint” or “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Footprint” or “Net Carbon Intensity” are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-Zero Emissions Target

Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year.  They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years.  However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward Looking Non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures such as  IFRS, including Adjusted Earnings, “Adjusted EBITDA”, Cash flow from operating activities excluding working capital movements, Cash capital expenditure, Net debt and Underlying opex.

Adjusted Earnings and Adjusted EBITDA are measures used to evaluate Shell’s performance in the period and over time.
The “Adjusted Earnings” and Adjusted EBITDA are measures which aim to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items.
Adjusted Earnings is defined as income/(loss) attributable to shareholders adjusted for the current cost of supplies and excluding identified items. “Adjusted EBITDA (CCS basis)” is defined as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period. Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Underlying operating expenses is a measure of Shell’s cost management performance and aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors. Underlying operating expenses comprises the following items from the Consolidated statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses and removes the effects of identified items such as redundancy and restructuring charges or reversals, provisions or reversals and others.

We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Shell plc: 21380068P1DRHMJ8KU70

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: April 7, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary